Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 5, 2011

The undersigned hereby constitutes and appoints Nachum Shamir, Yuval Yanai and Ido Warshavski, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution, to vote with respect to all of the shares of GIVEN IMAGING LTD. (the "Company"), standing in the name of the undersigned at the close of business on March 30, 2011, at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at Hermon Building, New Industrial Park, Yoqneam 20692, Israel, on May 5, 2011 at 4.00 p.m., and at any and all adjournments thereof, with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as set forth below.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE OTHER SIDE OF THIS CARD

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GIVEN IMAGING LTD.

May 5, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.givenimaging.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i	Please detach along perforated line and mail in the envelope provided.	i

20733000000000000000 2	050511
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
To elect the nominees listed below to serve as directors of the Company until the next annual general meeting of shareholders or until his/her earlier removal pursuant to Israel’s Companies Law, 1999 and the Company’s articles of association.
				FOR	AGAINST	ABSTAIN
		2.	Approving a cash bonus and equity compensation for Mr. Nachum Shamir, the President and Chief Executive Officer of the Company	☐	☐	☐

NOMINEES: O Mr. Israel Makov O Mr. Dennert O. Ware O Mr. Arie Mientkavitch O Mr. Doron Birger O Mr. Nachum Shamir O Prof. Anat Loewenstein O Mr. Ari Bronshtein
☐ FOR ALL NOMINEES ☐ WITHHOLD AUTHORITY FOR ALL NOMINEES ☐ FOR ALL EXCEPT (See instructions below)		3.
Reappointing the Company’s independent auditors, Somekh Chaikin, a member of KPMG International, as independent auditors of the Company until the next annual general meeting of the Company and authorizing the Audit Committee and the Board of Directors to determine the remuneration of said auditors.
				☐	☐	☐

INSTRUCTIONS:To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.